1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2006

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Notice of Annual General Meeting, dated March 30, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: March 30, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile (Hong Kong) Limited will be held on Thursday, 18 May 2006 at 2:00 p.m. in the Conference Room, 3rd Floor, JW Marriot Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2005.

2.	To declare a final dividend for the year ended 31 December 2005.

3.	To re-elect Directors.

4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting.”

6.	“THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

Such mandate shall expire at the earlier of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting.”

7.	“THAT the Directors be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution.”

And as Special Business, to consider and, if thought fit, to pass the following as a special resolution:

SPECIAL RESOLUTION

8.	“THAT the name of the Company be changed from ‘China Mobile (Hong Kong) Limited ( )’ to ‘China Mobile Limited ( )’.”

By order of the Board

Wong Wai Lan, Grace

Company Secretary

30 March 2006

Notes:

1.	Any member entitled to attend and vote at the above Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	According to the Articles of Association of the Company, a poll may be demanded by:

(a)	the chairman of the above Meeting; or

(b)	at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the above Meeting; or

(c)	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the above Meeting; or

(d)	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the above Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

4.	A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the above Meeting may appoint. On a poll, every member present at the meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

5.	The Board of Directors has recommended a final dividend for the year ended 31 December 2005 of HK$0.57 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 26 May 2006 to those shareholders whose names appear on the Company’s register of members on 18 May 2006.

6.	The register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 15 May 2006.

7.	Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2005 Annual Report.

8.	Concerning Resolution 8 above, a circular setting out the reason for the proposed change of the Company’s name will be despatched to shareholders of the Company together with the 2005 Annual Report.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.